Exhibit 99.2

 Transformative Medicines for Patients  January 2023

 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “can,” “will,” “believe,” “expect,” “plan,” “anticipate,” “potential” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this presentation are forward-looking statements. These statements include, but are not limited to, statements regarding the marketing, therapeutic potential, and expected clinical benefits, including extended overall survival benefit and reduction in circulating tumor DNA, of Immunocore’s products and product candidates; expectations regarding the development of Immunocore’s pipeline and the design, progress, timing, enrollment, scope, expansion and results of Immunocore’s existing, planned and other future clinical trials and IND enabling studies, including the targeted delivery of IND for three new product candidates, the expansion of, and timing for reporting data from the monotherapy and combination arms of, the PRAME-A02 trial and the timing for reporting data from the single ascending dose portion of the IMC-M113V Phase 1 HIV clinical trial; the ability of TCR therapeutics to target 90% of the human proteome; statements regarding the durability, efficacy and toleration of Immunocore’s product candidates; expectations regarding the commercialization of KIMMTRAK including potential growth opportunities and trends and increasing access to KIMMTRAK; expectations regarding the value proposition of KIMMTRAK in metastatic uveal melanoma (mUM) and advanced melanoma; expectations regarding the potential market size and opportunity for Immunocore’s products and product candidates, including statements with respect to potential patient population; expectations regarding the potential of PRAME-A02 to benefit a large number of patients; the Company’s belief that IMC-R117C is potentially the first-in-class PIWIL1-targeted immunotherapy for colorectal and other gastrointestinal cancers; statements regarding the planned IND timing for IMC-R117C; expectations regarding future milestones; future development plans of tebentafusp and Immunocore’s other product candidates; the ability to obtain and maintain regulatory approval for its products and product candidates; expectations regarding the sustained or potential commercial performance and uptake of KIMMTRAK and Immunocore’s other product candidates, if approved; expectations regarding Immunocore’s management of resources and expected cash runway; and preliminary unaudited net sales and cash and cash equivalents of KIMMTRAK and tebentafusp; and the validation of the ImmTAC platform.   These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially and adversely from those expressed or implied by any forward-looking statements, many of which are beyond Immunocore’s control. These include, without limitation, risks and uncertainties related to the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic, the war in Ukraine or global geopolitical tension on Immunocore’s business, strategy, clinical trials, financial position and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain and maintain regulatory approval of its product candidates; Immunocore’s ability to obtain clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of supply chain disruptions; Immunocore’s ability to develop, manufacture and commercialize its product candidates; Immunocore’s ability and plans to launch, market and sell KIMMTRAK or any future approved products, to continue to establish and expand a commercial infrastructure; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK, or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; unexpected safety or efficacy data observed during preclinical studies or clinical trials and Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; clinical trial site activation or enrollment rates that are lower than expected; Immunocore’s need for and ability to obtain additional funding on favorable terms or at all, including as a result of worsening macroeconomic conditions such as rising inflation and interest rates, volatility in the capital markets and related market uncertainty; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled ‘Risk Factors’; in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F, as supplemented by its most recent filings that Immunocore has made or may make with the SEC in the future. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Immunocore’s business and the overall global economy. Any forward-looking statements represent Immunocore’s views only as of the date of this presentation and should not be relied upon as representing its views as of any subsequent date. Immunocore does not assume any obligation to update any forward-looking statements, except as may be required by law. In addition, as the reported net sales and cash and cash equivalents in this presentation are preliminary, have not been audited and are subject to change pending completion of our audited financial statements for the year ended December 31, 2022, it is possible that Immunocore or its independent registered public accounting firm may identify items that require Immunocore to make adjustments to the amount included in this presentation, and such changes could be material. Additional information and disclosures would also be required for a more complete understanding of Immunocore’s financial position and results of operations as of December 31, 2022.   Certain information contained in this presentation relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and Immunocore’s own internal estimates and research. While Immunocore believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of, any information obtained from third-party sources.  KIMMTRAK™ is a trademark owned or licensed to Immunocore.  Forward-looking statement  2

 We have written the next chapter in cancer treatment  3  T Cell Receptor (TCR) Therapy   Off-the-shelf bispecific T cell engagers  Chemotherapy  1949   Targeted Therapy  1997   Immunotherapy  2011   Antibody-DrugConjugate  2013   Cell Therapy  2017   2022

 4  Harnessing the immune system to fight disease with targeted, off-the-shelf, bispecific, soluble T cell receptors (TCRs)

Delivering leading bispecific TCR pipeline

Multiple candidates in oncology and infectious diseases

	Candidate	Target	Indication	IND-enabling	Phase 1	Phase 2	Phase 3	Approved
ONCOLOGY	KIMMTRAK Tebentafusp	gp100	Uveal melanoma					
			Advanced melanoma					
	IMC-F106C	PRAME-A02	Multiple solid tumors	Monotherapy dose exploration				
			Multiple solid tumors	Combinations w/ standards of care				
			2L+ cutaneous melanoma					
			PRR Ovarian*					
			Advanced endometrial					
			2L+ NSCLC					
	IMC-P115C ★	PRAME-A02-HLE	Multiple solid tumors					
	IMC-T119C ★	PRAME-A24	Multiple solid tumors					
	IMC-R117C ★	PIWIL1	Colorectal, gastric, pancreatic					
	IMC-C103C[1]	MAGE-A4	Multiple solid tumors					
INFECTIOUS DISEASES	IMC-I109V	Envelope	Hepatitis B Virus (HBV)					
	IMC-M113V[2]	Gag	Human Immunodeficiency Virus (HIV)					

★ New ImmTAC candidate

1. Developed under a co-development/co-promotion collaboration with Genentech; 2. Program is wholly owned, development costs being provided by the Bill & Melinda Gates Foundation (BMGF), Immunocore retains all development and commercialization rights in the developed world. * Platinum refractory or resistant serous ovarian carcinoma

IMMUNOCORE 5

 Technology platform

 7  …into soluble, off-the-shelf, bispecific therapeutics (ImmTAX)  We pioneered converting membrane-bound T cell receptors…  Natural TCR  ImmTAX

 8  TCR therapeutics target >90% of the human proteome

 Our platform is modular  Applicable across 3 therapeutic areas  9  Oncology  Infectious Diseases  Autoimmune Conditions  UPREGULATION OF THE IMMUNE SYSTEM  DOWNREGULATION OF THE IMMUNE SYSTEM

 KIMMTRAK® in metastatic melanoma

Metastatic Uveal Melanoma (mUM): is an ultra-rare and aggressive tumor

We are using our TCR technology to target gp100 protein in melanoma

Originates from melanocytes within the uveal tract of the eye

Median age at diagnosis is 62 years[1]

Up to 50% may develop metastatic disease; liver primary site of metastasis[1]



~1,000 HLA-02 mUM pts per year in the US/EU[2]

Until KIMMTRAK, no approved treatment[3]

Historic median survival with metastatic disease[2]

~12 months

1. Yang J *et al.* Ther Adv Med Oncol. 2018 ; 2. Carvajal RD *et al.* Br J Ophthalmol. 2017; 3. Rantala ES *et al.* Melanoma Res. Published online. 2019

IMMUNOCORE | 11

 Nathan, P. et. al. New England Journal of Medicine 2021; 385:1196-1206  12  KIMMTRAK®: First-in-class, off-the-shelf, bispecific TCR  Primary endpoint: Overall Survival (OS) statistically significant  Overall Survival benefit in patients treated with KIMMTRAK or investigator’s choice in first-line  KIMMTRAK was proven to extend median OS by 6 months  months median OS  hazard ratio  21.7  0.51

 Safety profile of KIMMTRAK was predictable and manageable  13  Key KIMMTRAK findings  No treatment related deaths  378 previously untreated mUM patients randomized 2:1 KIMMTRAK vs. Investigator’s Choice (pembrolizumab 82%, ipilimumab 13%, dacarbazine 6%)  Majority of ARs in first 3 weeks  Low discontinuation rate: KIMMTRAK 2% vs. Investigator’s Choice of 4.5%  Adverse Reactions (AR)  Any Grade, %  Grade 3 or 4, %  Any  244 (99.6)  110 (45)  Cytokine release syndromea  89  0.8  Rashb  83  18.4  Pyrexia  76  3.7  Pruritus  69  4.5  Fatigueb  64  5.7  Nausea  49  2  Chills  48  0.4  Hypo-/hyperpigmentationb  47  0.4  Abdominal painb  45  2.9  Edemab  45  0  Adverse Reactions (ARs) consistent with mechanism of action  KIMMTRAK (n = 245)*  * KIMMTRAK. US Package insert. Immunocore Ltd.; 2021. Adverse reactions listed are those with any grade >45%; a. Represents algorithmic identification of CRS cases based on ASTCT grading criteria (Lee et al. 2019). b. Represents a composite of multiple related terms.

 Time since last dose of prior anti-PD(L)1 does not impact OS  14  OS by whether prior anti-PD(L)1 therapy was remote or most recent therapy  Tebentafusp active in cutaneous melanoma  Time from prior anti-PD(L)1  1-yr OS  2-yr OS  Remote  75%  22%  Immediately prior  75%  23%  Benchmark  55%   N/A  Median time from last anti-PD(L)1 to tebentafusp  2-yr OS  Remote anti-PD(L)1  9 months  Anti-PD(L)1 immediately prior  2 months  Remote = Patients received prior anti-PD1 but it was not most recent therapy prior to enrolment  Immediately prior = anti-PD1 was most recent therapy prior to enrolment  Middleton et al., ASCO 2022

 15  Randomization to ‘real world’ treatment as a control arm  Phase 2/3 trial for previously treated, advanced melanoma patients  Phase  Primary endpoint  Per arm size  2  ctDNA and OS  40  3  OS  170  Optionality to review Phase 2 data to inform changes to Phase 3, including line of prior therapy, dropping an Arm and optimize powering of study   Investigator discretion on subsequent therapy: local standard, supportive care or other clinical trials.  Collect data on subsequent therapy, survival and ctDNA sample.  HLA*A2:01  Advanced melanoma  Uveal melanoma excluded  Prior anti-PD(L)1  Progression within 6 months last dose   Prior ipilimumab   Prior TKI (BRAFm)  1:1:1 Randomization   Treatment phase  OS follow-up  Tebentafusp  Tebentafusp + anti-PD-1  R  Straight to follow-up

 PRAME Franchise:A02, A24, A02-HLE

 PRAME heavily expressed in multiple solid tumor types  LOW  HIGH  Tumor  gp100 expression  PRAME  expression  MAGE-A4 expression  Cutaneous melanoma  Renal Cell Carcinoma (RCC)  Bladder  Non-Small Cell Lung Cancer (NSCLC)  Hepatocellular carcinoma (HCC)  Gastric   Esophageal  SCCHN1  Small Cell Lung Cancer (SCLC)  Triple Negative Breast Cancer (TNBC)  Endometrial  Cervical  Ovarian  Uveal melanoma  Relative Checkpoint Inhibitor sensitivity  17  Epidemiology data from cancer registries and Decision Resources, Annual incidence of metastatic patients; 1. Squamous cell carcinoma of head and neck cancer

 18  Most broadly expressed cancer-testis antigen in several tumor types but with minimal normal tissue expression  IMC-F106C: ImmTAC targeting HLA-A2-presented peptide from PRAME  Squamous NSCLC  Adeno NSCLC  Ovarian serous carcinoma  Cutaneous melanoma  Endometrial adenocarcinoma

IMC-F106C-101 PRAME Phase 1 study design

Tumor assessment every 9 weeks

Screening	Treatment	Follow-up

Weekly IV infusion with intra-patient dose escalation (over 3 weeks)



Dose Escalation
Target Dose, Starting Day 15
320 mcg
160 mcg
80 mcg
40 mcg
20 mcg
0.3-10 mcg
Cohorts 6 and above
Efficacy population n=31*
Strong and consistent pharmacodynamic activity
Cohorts 1-5
Total safety population N = 55

Key eligibility criteria

- HLA-A*02:01 (central testing)
- Select advanced solid tumors
- Tumor PRAME by immunohistochemistry
  - High PRAME prevalence: enroll all comers; test retrospectively
  - All other indications: prospective confirmation of PRAME

Key objectives

- **Primary endpoint**
  - Determine MTD/expansion dose
- **Secondary endpoint**
  - Preliminary antitumor activity
  - Pharmacokinetics
  - Pharmacodynamic markers

* Of 36 patients treated at target escalation dose of ≥20 mcg, 5 patients were excluded from efficacy analyses as they were PRAME-negative (n=2) or not yet had tumor assessment (n=3)

IMMUNOCORE 19

 20  T cell activation and re-direction into tumor seen across ImmTAC platform  Strong and consistent pharmacodynamic activity at ≥20 mcg IMC-F106C  Interferon induction  T cell trafficking  Hamid, O., et. al, Annals of Oncology (ESMO 2022) 33 (suppl_7): S331-S355.

Baseline patient characteristics

Characteristic	Safety Population N=55	Efficacy Population N=31†
Age – Mean (range)	60 (26, 79)	61 (36, 79)
ECOG status 0 – n (%)	30 (55%)	19 (61%)
PRAME status (IHC)		
Positive	49 (89%)	28 (90%)
Negative	2 (4%)	0
Not evaluable	4 (7%)	3 (10%)
Median H-score	195	188
Tumor type		
Melanoma	34 (62%)	17 (55%)
Uveal (UM)	26 (47%)	11 (35%)
Cutaneous (CM)*	8 (15%)	6 (19%)
Ovarian Carcinoma	10 (18%)	5 (16%)
Serous (SOC)*	7 (13%)	4 (13%)
Non-serous	3 (5%)	1 (3%)
NSCLC	4 (7%)	4 (13%)
TNBC*	3 (5%)	3 (10%)
Endometrial*	4 (7%)	2 (6%)

- Median PRAME H-score (188) in efficacy population was high

- Efficacy population heavily pretreated
  - Ovarian: all platinum resistant
  - CM: all received prior anti-PD1 and anti-CTLA4
  - NSCLC: all received prior anti-PD1
  - TNBC and endometrial: 2-5 prior lines of therapy

* In efficacy population, these tumors enrolled regardless of PRAME immunohistochemistry (IHC) testing, which was evaluated retrospectively. NSCLC squamous also enrolled regardless of PRAME testing
† Of 36 patients treated at target escalation dose of ≥20 mcg, 5 patients were excluded from efficacy analyses as they were PRAME-negative (n=2) or not yet had tumor assessment (n=3)
Hamid, O., et. al, Annals of Oncology (ESMO 2022) 33 (suppl_7): S331-S355.

IMMUNOCORE | 21

IMC-F106C was well tolerated

Most frequent related AE was Grade 1/2 CRS, consistent with proposed mechanism

Preferred Term (MedDRA v23.1)	0.3 – 10 mcg† N=18	20 – 320 mcg† N=37	Total N=55
All grades (events in ≥ 25% of patients), n (%)			
At least one event	18 (100)	34 (92)	52 (95)
Pyrexia*	10 (56)	21 (57)	31 (56)
Cytokine release syndrome	5 (28)	22 (59)	27 (49)
Fatigue	6 (33)	13 (35)	19 (35)
Hypotension*	3 (17)	15 (41)	18 (33)
Chills	9 (50)	8 (22)	17 (31)
Nausea	7 (39)	10 (27)	17 (31)
Rash	3 (17)	12 (32)	15 (27)
Grade ≥ 3 (Events in > 1 patient), n (%)			
At least one event	6 (33)	13 (35)	19 (35)
Lymphopenia	1 (6)	7 (19)	8 (15)
Aspartate aminotransferase increased	3 (17)	1 (3)	4 (7)
Anemia	1 (6)	2 (5)	3 (5)
Alanine aminotransferase increased	2 (11)	0	2 (4)
Arthralgia	1 (6)	1 (3)	2 (4)
Pyrexia*	0	2 (5)	2 (4)

- MTD not reached
- No treatment-related discontinuation or Grade 5 related AEs
- CRS events were all manageable
  - Majority (77%) within first 3 doses
  - 71% Grade 1
  - 29% Grade 2
  - No Grade ≥ 3 CRS
- Adverse events attenuate over time

* Includes events reported as a sign/symptom of CRS
† Safety presented by intended target escalation dose on Day 15. 1/37 patients received only a single dose of 2 mcg and did not reach target dose of ≥ 20 mcg
Hamid, O., et. al, Annals of Oncology (ESMO 2022) 33 (suppl_7): S331-S355.

IMMUNOCORE 22

 * Two patients (1 with NSCLC, 1 serous ovarian) discontinued treatment due to PD with scan data not available at DCO ; † This serous ovarian patient (H-score 39) had an unconfirmed partial response (uPR) at the time of the ESMO Congress September 2022 presentation, that was subsequently confirmed.; ‡ PRAME expression assessed by IHC H-score; Two PRAME-negative patients both had PD (not shown); Endo, endometrial carcinoma; NSCLC, non small cell lung carcinoma; TNBC, triple-negative breast cancer.  Hamid, O., et. al, Annals of Oncology (ESMO 2022) 33 (suppl_7): S331-S355.  23  IMC-F106C ESMO 2022  Responses observed in multiple tumor types  Positive Not evaluable  PRAME expression‡

 NSCLC, non small cell lung carcinoma  Hamid, O., et. al, Annals of Oncology (ESMO 2022) 33 (suppl_7): S331-S355.  24  IMC-F106C ESMO 2022  Majority of patients have durable tumor response or stabilization

 25  IMC-F106C ESMO 2022 | Two PRs ongoing for 7+ months  Responses are durable, 6 of 7 PRs still ongoing  * PRAME expression assessed by IHC H-score  Endo, endometrial carcinoma; NSCLC, non small cell lung carcinoma; TNBC, triple-negative breast cancer; UM, uveal melanoma; ctDNA, circulating tumor DNA; ND, not yet determined (9 patients pending); NE, not evaluable; PR, partial response; Hamid, O., et. al, Annals of Oncology (ESMO 2022) 33 (suppl_7): S331-S355.

 † 20 of 31 efficacy evaluable patients had paired ctDNA. Data not yet available for 9 patients, including 3 PRs. Two patients did not have baseline detectable ctDNA.  B, triple-negative breast cancer; C, cutaneous melanoma; ctDNA, circulating tumor DNA; E, endometrial carcinoma; LA, non small cell lung adenocarcinoma; LS, non small cell lung squamous cell carcinoma; O, ovarian; U, uveal melanoma; CPI, checkpoint inhibitor; tebe, tebentafusp.; Hamid, O., et. al, Annals of Oncology (ESMO 2022) 33 (suppl_7): S331-S355.  26  IMC-F106C ESMO 2022  Reduction in circulating tumor DNA observed across tumor types  4 PR patients evaluated for ctDNA had > 50% reduction, including 3 with clearance  Two patients had ctDNA clearance despite best response of PD  ctDNA reduction   correlated with OS in KIMMTRAK mUM study

 Monotherapy activity provides optionality to develop   in single arm and randomized trials  27  Expanding clinical trial footprint | Aim to understand breadth of clinical activity in solid tumors   Enrolling patients globally in adaptive trial with multiple arms  P  Endometrial  Monotherapy expansion  Monotherapy IV  dose escalation  Checkpoint inhibitor combinations  ImmTAC   combinations  Chemotherapy combinations  Monotherapy  Combinations   NSCLC  Monotherapy expansion  Ovarian  Monotherapy expansion  Cutaneous melanoma  Monotherapy expansion  Enables future randomized trials into earlier lines of therapy   Adaptive design enables flexible expansion size

 Total ~150,000   PRAME+, HLA-A2 patients/year  PRAME-A02 has the potential to benefit a large number of patients  Tumor type  Prevalence of PRAME expression1  HLA*02:01+, PRAME+ metastatic patients (G7)2  70-100%    Endometrial  >10K  Melanoma  >10K  Ovarian  >15K  NSCLC-squamous  >30K  50-70%  NSCLC-adeno  >40K  SCLC  >15K  TNBC  >5K  20-50%  SCCHN  >30K  Gastric  RCC  Esophageal  Cholangiocarcinoma  Cervical  28  1. PRAME prevalence derived from immunohistochemistry and RTqPCR of patient samples and analysis of TCGA  2. Epidemiology data from cancer registries and Decision Resources, Annual incidence of metastatic patients

Consistency of RECIST responses enriched at higher H scores

KIMMTRAK demonstrated ctDNA reduction and OS benefit at high and low H score



Target protein expression
(H Score by IHC)
300
250
200
150
100
50
0
median
median
median
Best overall response
Non-PR
PR
KIMMTRAK
MAGE-A4
PRAME

KIMMTRAK	MAGE-A4	PRAME
Phase 1/2	Phase 1	Phase 1
Study IMCgp100-102[1]	Study IMC-C103C-101[2,5,6]	Study IMC-F106C-101[3,4]

1. Carvajal RD, *et al.* Nat Med 2022 28:2364-2373; 2. Davar D, *et al.* Ann Oncol 2021 32:S1411-S1413; 3. Hamid, O., et. al, Annals of Oncology (ESMO 2022) 33 (suppl_7): S331-S355; Sweis, R. et. al., Ann Oncol 2022 (ESMO I-O 2022); 4. Includes H score negative and positive patients who received ≥ 20 mcg target dose and were efficacy evaluable. Excluded are patients with unevaluable H score and 5 mUM IMC-F106C patients who progressed on prior KIMMTRAK; 5. includes H score negative and positive patients who received ≥ 90 mcg target dose and were efficacy evaluable. 6. One patient (MAGE-A4 H score 265) had an SD convert to an uPR after the data cutoff for the presentation and remains on study as of 05Dec2022. Medians represent all patients.

IMMUNOCORE | 29

 30  Consistency of ImmTAC platform beyond gp100  T cell activation  Durable tumor shrinkage  Activity even in low target expression  ctDNA reduction  Overall survival benefit  KIMMTRAK®   gp100   IMC-F106C  PRAME   IMC-C103C  MAGE-A4

Expansion of ImmTAC franchise targeting PRAME

Building on enthusiasm for IMC-F106C targeting PRAME HLA-A02

	Target	HLA subtype	Format	
IMC-F106C	PRAME	HLA-A02	TCRxCD3	▸ Clinically validated ▸ Focus on expanding clinical program
IMC-T119C	PRAME	HLA-A24	TCRxCD3	▸ Expands potential addressable population by ~30% (G7) ▸ High prevalence in Japan
IMC-P115C	PRAME	HLA-A02	TCRxCD3 HLE	▸ Half-life extended (HLE) for less frequent dosing

HLE, Half-life extension

IMMUNOCORE 31

 32  IND enabling studies ongoing  IMC-P115C: Half-Life Extended (HLE) ImmTAC targeting PRAME-A02  * Half-life estimated using a research tool version of IMC-P115C  Same PRAME peptide  Same CD3 end  Less frequent dosing  Same TCR specificity  Half-life ~ 7 days in mouse PK study*  Highly potent in vitro

IMC-T119C: ImmTAC targeting PRAME-A24

IND enabling studies ongoing

- **Patient diversity, including Japan**
- **Expands beyond PRAME-A02 by ~30% in non-overlapping patients**
- **PRAME-A02 development as a blueprint**

Expands & diversifies patient population[1]


HLA-A*24:02
HLA-A*02:01
US
15-20%
~40%
5EU2
~20%
~45%
Japan
~60%
~30%
S. Korea
~40%
~30%

1. Prevalence of individual HLA subtypes 2. 5EU: France, Germany, Italy, Spain, and the United Kingdom

IMMUNOCORE | 33

 Novel ImmTAC Candidate for GI cancers from our discovery engine

PIWIL1: promising target in colorectal cancer (CRC)

CRC is historically insensitive to immune checkpoints

- **Negative prognostic marker in multiple cancers**, involved in tumor progression
- **Expressed in CRC, historically insensitive to IO,** and across major subgroups^
- **25% CRC patients have broad PIWIL1 expression** (e.g., > 75% of tumor cells positive)

PIWIL1 RNA *in situ* hybridization


Normal colon
Colon adenocarcinoma
PIWIL1 detected

PIWIL1, piwi-like protein1, MSS,
^ including mutant & wildtype RAS and BRAF; microsatellite stable (MSS) and Microsatellite instability (MSI)-high

IMMUNOCORE | 35

IMC-R117C: First-in-class immunotherapy targeting PIWIL1 (PIWIL1 x CD3)

IND planned Q4 2023

PIWIL RNA expression



Individual patient tumor
Relative PIWIL1 expression
n = 15400
Colorectal
n = 3982
Ovarian
n = 1697
Thyroid
n = 1550
Endometroid
n = 2875
Esophageal
n = 1914
Gastric
n = 8435
Pancreatic
n = mRNA sample size

Total >35,000

PIWIL1+, HLA-A2 patients/year

Prevalence of PIWIL1 expression	Tumor type	HLA*02:01+, PIWIL1+ metastatic patients (G7)
20-30%	Colorectal Esophageal	>20K
15-20%	Ovarian Gastric	~10K
~10-15%	Endometroid Pancreatic	~6K

ImmTAC, Immune mobilizing T cell receptor Against Cancer; PIWIL, piwi-like protein 1

IMMUNOCORE 36

Pursuing a functional cure in infectious diseases

 Our unique approach for functional cure of chronic Hepatitis B  Key advantages of redirecting non-exhausted T cells  Same CD3 MoA validated in oncology  Independent of natural T cell reactivity to Hep B  Goal is functional cure with finite treatment  Mass-spectrometry antigen discovery engine for HBV  Pipeline funnel (e.g., conserved sequences, pHLA presentation/stability, mimetic risk)  Seven optimal targets identified from envelope, core capsid, and polymerase  38

 IMC-I109V:  Encouraging signs of activity observed in HBV  39  Induction of IL-6 in all 3 patients1  Transient decrease in HBsAg transiently coincided   with transient increase in ALT 1  Patient #1  Patient #2  Patient #3  1. Bourgeois, et al. EASL 2022  Initial results from single 0.8 mcg dose presented at EASL 2022

 40  Functional cure program for HIV with goal of eliminating HIV reservoirs  Same MoA as tebentafusp, but optimized for low target viral peptide presentation   Bypasses exhausted T cells  Targets highly conserved & functionally constrained viral epitopes  Active in ex vivo assays of infected CD4+ T cells from ART-treated HIV patients  Soluble format access to tissue reservoirs  Initial IMC-M113V Phase 1 data in 2023

 KIMMTRAK commercial performance

 ~$400M  *Preliminary financial results are approximated and unaudited. 1. “Net sales” refers to total net product and net pre-product revenue of KIMMTRAK and tebentafusp. 2. Dollar amounts based on conversion rate of approximately 1.21.   42  ~$50M  Q4 preliminary net sales of KIMMTRAK / tebentafusp1,2  Preliminary cash and cash equivalents as of December 31, 20222  YE preliminary net sales of KIMMTRAK / tebentafusp1,2  Cash runway projected into 2026 with anticipated KIMMTRAK revenues  ~$140M  Preliminary 2022 Financial Results

 Delivering on our promise – Consistent execution

 41st Annual J.P. Morgan Healthcare Conference   44  Continuing to write the next chapter of cancer and infectious diseases treatment  Looking ahead  Continue responsible management of resources  Sustain and grow  Deliver IND for 3 new ImmTAC candidates  Global site expansion for PRAME-A02 trial (data by 1H 2024)  HIV Phase 1 SAD data expected 2023

 THANK YOU